Exhibit 99.1

China Yuchai International Re-finances Existing Credit Facility

Singapore, Singapore –September 2, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), today announced it has entered into a new short-term loan agreement for up to S$50 million for a 12 months duration, with DBS Bank Ltd., (“DBS”) of Singapore, to re-finance its existing bridging credit facility with DBS which is due to expire shortly. The new facility will be used to finance the Company’s long-term general working capital requirements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com